UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Invitation to the Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: January 5, 2018	By:	/s/ Tim Adams
		Name	Tim Adams
		Title:	Chief Financial Officer

Exhibit 99.1

Invitation to the Extraordinary General Meeting of Shareholders

of

ObsEva SA

to be held on

Friday, January 26, 2018

at

3:00 p.m. CET

in

chemin des Aulx 12, 1228 Plan-les-Ouates, Switzerland

***

AGENDA

1.	Increase of the Company’s authorized share capital

2.	Increase of the Company’s conditional share capital for financing purposes

Plan-les-Ouates, Switzerland, January 5, 2018

The Board of Directors

PROPOSALS

1	Increase of the Company’s authorized share capital

The Board of Directors proposes to increase the authorized share capital of ObsEva SA (the “Company”), so that the Board of Directors be authorized to issue up to 18,565,625 new shares until 26 January 2020, and that paragraph 1 of Article 5a of the Company’s Articles of Association be consequently amended as follows:

Proposed text
Article 5a: Capital-actions autorisé	Article 5a: Authorized share capital

Le conseil d’administration est autorisé à augmenter jusqu’au 26 janvier 2020 le capital-actions d’un montant de CHF 1’428’125 au plus, par l’émission d’un maximum de 18’565’625 actions nominatives, entièrement libérées, d’une valeur nominale de CHF 1/13 chacune.

The board of directors is authorized at any time until 26 January 2020 to increase the share capital by a maximum aggregate amount of CHF 1,428,125 through the issuance of not more than 18,565,625 registered shares, which will have to be fully paid-in, with a par value of CHF 1/13 of a franc each.

Paragraphs 2 to 4 of Article 5a of the Company’s Articles of Association will remain unchanged.

2	Increase of the Company’s conditional share capital for financing purposes

The Board of Directors proposes to increase to 14,393,002 the number of new ordinary shares that can be issued upon exercise of option and conversion rights that may be granted in connection with bonds, similar debt instruments, loans or other financial market instruments or contractual obligations of the Company or one of its subsidiaries, and/or upon exercise of option rights issued by the Company or one of its subsidiaries, and that paragraph 1 of Article 5b of the Company’s Articles of Association be consequently amended as follows:

Proposed text
Article 5b: Capital conditionnel en vue de financement	Article 5b: Conditional share capital for financing purposes

Le capital-actions de la société peut être augmenté d’un montant maximum total de CHF 1’107’154 par l’émission d’un maximum de 14’393’002 actions nominatives ordinaires, d’une valeur nominale de 1/13 de franc chacune, à libérer entièrement, suite à l’exercice de droits de conversion et/ou d’option accordés en relation avec des obligations, d’autres formes comparables de titres de dette, des emprunts ou d’autres instruments similaires du marché des capitaux ou des obligations contractuelles de la société ou de l’une de ses filiales, et/ou par l’exercice de droits d’option émis par la société ou l’une de ses filiales (les “instruments financiers”). Le droit préférentiel de souscription des actionnaires est exclu. Le droit de souscrire les nouvelles actions appartient aux détenteurs des instruments financiers. Le conseil d’administration fixe les conditions des instruments financiers.

The company’s share capital shall be increased by a maximum aggregate amount of CHF 1,107,154 through the issuance of not more than 14,393,002 registered shares, which will have to be fully paid-in, with a par value of 1/13 of a franc each, by the exercise of option and conversion rights which are granted in connection with bonds, similar debt instruments, loans or other financial market instruments or contractual obligations of the company or one of its subsidiaries, and/or by the exercise of option rights issued by the company or one of its subsidiaries (“financial instruments”). The pre-emptive rights of shareholders are excluded. The right to subscribe for the new shares shall be held by the holders of the financial instruments. The board of directors shall determine the terms of the financial instruments.

Paragraphs 2 and 3 of Article 5b of the Company’s Articles of Association will remain unchanged.

Invitation to the Extraordinary General Meeting of ObsEva SA 2

ORGANIZATIONAL MATTERS

A	Voting Rights

Shareholders registered in the share register maintained by the Company’s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”) at 5:00 p.m. Eastern Standard Time (“EST”) / 11:00 p.m. Central European Time (“CET”) on December 22, 2017 (the “Record Time”) are entitled to participate in and vote at the Extraordinary General Meeting (the “EGM”). The invitation and proxy form will be mailed to all holders of record as at the Record Time. The invitation is available for download in the “Investors” section of the Company’s website (www.obseva.com). If you were a holder of record at the Record Time and have not received a proxy form, please contact AST or the Company’s investor relations personnel (contact details in section G below).

B	Registration as a Shareholder with Voting Rights / No Trading Restrictions

No shareholder will be entered in the Company’s share register as a shareholder with voting rights between the Record Time and the opening of business on the day following the EGM. AST will, however, continue to register transfers of the Company’s shares in the share register in its capacity as transfer agent during this period.

The registration of shareholders for voting purposes does not impact trading of the Company’s shares held by registered shareholder before, during or after the EGM.

C	Attending the Extraordinary General Meeting

If you wish to attend the EGM in person, you will be required to present a valid proxy form and a valid government issued proof of identification.

D	Granting of Proxy to another Shareholder or Other Third Parties

Shareholders who do not attend the EGM in person may grant a proxy in writing to another shareholder or other third parties.

If you wish to be represented at the EGM by another shareholder or other third parties, please mark the applicable box on the proxy form you will have received with this invitation to select the third party. This person will be required to present a valid government issued proof of identification together with the proxy form.

E	Granting of Proxy to Independent Representative

Each shareholder who does not attend the EGM in person may have his shares represented by proxy by the independent representative, Perréard de Boccard SA, Swiss law firm, rue de la Coulouvrenière 29, 1204 Geneva, Switzerland (the “Independent Representative”).

Invitation to the Extraordinary General Meeting of ObsEva SA 3

If you wish to be represented at the EGM by the Independent Representative, please mark the applicable box on the proxy form you will have received with this invitation to select the Independent Representative.

Proxies to the Independent Representative must be mailed to and received by AST by 5:00 p.m. EST / 11:00 p.m. CET on January 24, 2018. Proxies received after such time will not be considered.

The login information for electronic instructions is set forth on the proxy form. Electronic instructions must be received no later than 10:00 a.m. EST / 4:00 p.m. CET on January 25, 2018.

Shareholders who have granted a proxy to the Independent Representative may not vote their shares in person at the EGM or be represented at the EGM by another person.

F	“Street Name” Holders / No Trading Restrictions

“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The bank, brokerage firm or other nominee is the record holder of the shares.

“Street name” holders should follow the instructions provided by their bank, brokerage firm or other nominee when voting their shares. “Street name” holders who wish to vote in person or participate in the EGM must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the EGM. The proxy must be presented at the entrance together with a valid government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the EGM.

G	Contact

For information on the EGM, please contact:

ObsEva SA

Attn. Investor Relations

Chemin des Aulx 12

1228 Plan-les-Ouates, Switzerland

E-mail: IR@obseva.ch

American Stock Transfer & Trust Company, LLC

Attn. Investor Relations Dept

6201 15th Ave

Brooklyn NY 11219

United States

E-mail: info@astfinacial.com

Plan-les-Ouates, January 5, 2018

On behalf of the Board of Directors

Franciscus Verwiel Chairman

Invitation to the Extraordinary General Meeting of ObsEva SA 4